345 Park Avenue New York, NY 10154	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

Via Edgar

May 2, 2022

Christine Torney

Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strong Global Entertainment, Inc.
Registration Statement on Form S-1 filed April 7, 2022
File No. 333-264165

Dear Ms. Torney and Mr. Vaughn:

On behalf of our client, Strong Global Entertainment, Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1 filed on April 7, 2022 (the “Registration Statement”) contained in the Staff’s letter dated April 15, 2022 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 1. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 1.

May 2, 2022 Page 2

Registration Statement on Form S-1 filed April 7, 2022

Recent Developments, page 5

1.	Please revise to address the following regarding your various contractual arrangements signed with Landmark:

	●	Revise this section as well as Note 15 on page F-24 to disclose how you intend to account for the various aspects of the transaction.
	●	Tell us how you determined the extent to which you were required to give pro forma effect to the Landmark transaction in your Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 49.
	●	To the extent you determined that pro forma adjustments are not warranted, revise your introductory narrative to discuss that conclusion.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Recent Developments section as well as Note 15 on page F-24 to disclose how it intends to account for the various aspects of the transaction.

To determine whether to give pro forma effect to the Landmark transaction in our Unaudited Pro Forma Condensed Combined Financial Statements, we analyzed (i) whether the Landmark transaction was an acquisition of a “business” under Article 11 of Regulation S-X, as defined therein, (ii) if the Landmark transaction was categorized as an acquisition of a “business” under Article 11 of Regulation S-X, whether such acquisition met the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X, and (iii) if the Landmark transaction was either not categorized as an acquisition of a “business” under Article 11 of Regulation S-X, or if it was, if such acquisition did not meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X, whether including pro forma information for the Landmark transaction would nonetheless be material or meaningful to investors, such that the Landmark transaction should be included in the pro forma adjustments in our Unaudited Pro Forma Condensed Combined Financial Statements. Based on our analysis below, we determined that we are not required to give pro forma effect to the Landmark transaction in our Pro Forma Condensed Combined Financial Statements.

May 2, 2022 Page 3

The acquisition by Strong Studios of Landmark’s rights in certain motion picture and television projects does not qualify as the acquisition of a “business” under Article 11 of Regulation S-X. The determination of what constitutes a “business” for reporting purposes is made by reference to the definition of “business” in Regulation S-X 11-01(d). Pursuant to Regulation S-X 11-01(d), “... the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business.” The Landmark transaction represents the purchase of the right to certain future projects, and is not the acquisition of a separate entity, subsidiary, or division, nor the acquisition of a lesser component of an entity. Further, according to Staff guidance, the evaluation of whether an acquisition constitutes a business “focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition” (see Note to Section 2010.2 of the Division of Corporation Finance Financial Reporting Manual). We have additionally focused on the fact that the nature of the revenue producing activities have changed in such a way that pre-acquisition financial statements would not be relevant to the Company’s shareholders. The acquired projects were in an early development phase and had not been commercialized or marketed, nor had they produced revenue at the time of the transaction. Therefore, by definition, “the nature of the revenue producing activity” of the acquired assets will be different following the transaction.

Further, even if we determined that the Landmark transaction was an acquisition of a “business” under Article 11 of Regulation S-X, the Landmark transaction does not meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as none of the asset, investment, or income test exceeded the 20% significance threshold. In particular, the specific projects have never produced any historical revenue or net income, and the purchase price represents less than 8% of the Company’s total assets as of December 31, 2021.

Finally, notwithstanding the determination as to whether or not the Landmark transaction should be accounted for as an acquisition of a “business,” or whether it would be material enough as to warrant inclusion in the Unaudited Pro Forma Condensed Combined Financial Statements, we considered whether the inclusion of the Landmark transaction in the Unaudited Pro Forma Condensed Combined Financial Statements would otherwise be meaningful to investors. Given the small size of the transaction (the total purchase price was less than 8% of the Company’s total assets as of December 31, 2021), the timing of the transaction (which closed in the first quarter of 2022, and whereas the Unaudited Pro Forma Condensed Combined Financial Statements are to give effect to the Separation as if it occurred on December 31, 2021), and the structure of the transaction (the acquisition of rights in certain projects which have not produced revenue, with the purchase price to be paid in installments over an extended period of time), we do not believe it is either material or meaningful to include the Landmark transaction in the Unaudited Pro Forma Condensed Combined Financial Statements.

May 2, 2022 Page 4

The Company has revised its introductory narrative by adding the following paragraphs to discuss that conclusion:

The unaudited pro forma condensed combined financial statements do not reflect the impact of Strong Studios’ acquisition of Landmark’s rights in certain motion picture and television projects because we do not believe the transaction qualifies as the acquisition of a “business” under Article 11 of Regulation S-X. The transaction entailed the acquisition of certain projects which are in varying stages of development, none of which have, as yet, produced revenue. Even if we determined that the transaction was an acquisition of a “business” under Article 11 of Regulation S-X, it does not meet the quantitative threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X. Finally, notwithstanding the determination as to whether or not the transaction should be accounted for as an acquisition of a “business,” we believe the transaction was not material enough as to warrant inclusion in the unaudited pro forma condensed combined financial statements, and the inclusion of the transaction in the unaudited pro forma condensed combined financial statements would not be meaningful to investors. The purchase price of the acquired projects was $1.7 million, of which $0.3 million was paid at closing and the remaining $1.4 million will be paid in installments through the end of 2023. The acquired projects will be capitalized as an asset at estimated fair value and a liability will be recognized on the balance sheet for the remaining $1.4 million installment payments obligation. Finally, we also determined the fair value of the Landmark Warrant and allocated an additional $0.4 million to the various projects under development. We will recognize the remaining payment obligations due to Landmark when the contingencies are resolved and the amounts become payable.

Please do not hesitate to contact Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Mitchell Nussbaum, Esq. Loeb & Loeb LLP

Janeane Ferrari, Esq. Loeb & Loeb LLP

Mark D. Roberson Strong Global Entertainment, Inc.

Todd R. Major. Strong Global Entertainment, Inc.